Filed by CleanTech Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Company: CleanTech Acquisition Corp.

(File No. 333-262431)

SPAC Insider Podcast Interview with CleanTech Acquisition Corp. and Nauticus Robotics

Nick Clayton (SPAC Insider): Hello and welcome to another SPAC Insider podcast. I’m Nick Clayton and this week, my colleague Marlena Haddad and I will be speaking with Nic Radford, founder and CEO of Nauticus Robotics; and Eli Spiro, CEO of CleanTech Acquisition Corp. The pair announced a $377 million combination agreement in December. Leveraging experience developing robotics for use in space for NASA, Nic and his team are deploying a fleet of state-of-the-art underwater robots.

These can perform inspection and maintenance tasks on energy installations, ports, and telecom infrastructure among other use cases. He talks about how Nauticus’ robot-as-a-service business model has the potential to disrupt the $30 billion market the company is attacking. Eli also gets into what it has been like on the inside of a SPAC search process under the current marketing conditions and how he put his Goldman Sachs experience to use. Take a listen.

Just to start off, Nic, I’d love to get into your past work for NASA and how that experience you had there developing robotics for space led you to found Nauticus. What were you building there and how did the environmental demands of robotics for space compare with deep water?

Nic Radford (Nauticus Robotics, Chairman and CEO): It was awesome. Honestly, it was one of the best places anyone could hope to start a career in and working around some of the best and brightest minds. It was awesome. It was humbling and awesome. Everybody just constantly wanted to up their game all the time just with the mission and your peers. Our focus, what we were really working on, was exploration beyond low Earth orbit.

We used the space station as some proving grounds. We were constantly looking at how we would build robotic morphologies to explore beyond low Earth orbit. Our charge was, how do you put a robot in a far-away location and get it to usefully interact with the world around it? With very little communication, NASA and space flight, communication in space is crappy frankly. Even to the space station, you deal with significant time delays and latencies and bandwidth limitations.

We developed this architecture where you’re going to be on the ground. You’re going to be controlling a robot in space. The communication’s not going to be very good. You need the robot to work in the environment and hang out with the astronauts and do things together. Along that way, a number of us decided that that was very similar to a challenge of working underwater. We really became inspired and I think it’s turned into a bit of an obsession now with applying those similar technologies to the underwater world, which is frankly fascinating, and couldn’t be more proud and honored to be working in this economy. The blue economy is quite compelling and something we don’t really talk about every day, but it’s awesome.

There are significant challenges to your point, right? What are the analogies? Getting to space is hard, right? You have to expend a significant amount of energy in a short period of time, in a violent way to get to space but once you’re there, it’s chill. You can put something in motion in space and, in 10,000 years, predict with exceptional accuracy of where that object’s going to be. Underwater is not quite that way. It’s an extremely harsh environment like space but very harsh. You have the weight of the ocean that’s weighing down on you, wanting to crush you with the pressure. There’s life everywhere unlike space. There’s life everywhere and their own version of big monsters and aliens that are constantly around you.

However, the way we had developed and designed our robotics, we found such an easy transition of going from one harsh environment to the next even though the pressure differentials are a little different. Things corrode significantly underwater, but it really prepared us, right? My long-winded answer to your opening question, we couldn’t have had a better education in developing useful robotics for space flight that prepared us in the way that it did for tackling this underwater world.

Clayton: Great and for Eli, CleanTech’s S-1 noted that you set out looking for a company producing positive change for the environment. That’s a fairly broad space, but how did you narrow down on blue tech and Nauticus more specifically? How did it stand out among the various other areas you were looking?

Eli Spiro (CleanTech Acquisition Corp., CEO): We did look at a number of companies. We looked at about 65. Nic and the team at Nauticus came to the top of the list very, very quickly. It was the expertise. It was the team, just strong backgrounds. It was also a function of the carbon savings that you have here, 40 to 70 metric tons a day from the large boats that are the current version of what’s necessary. Whereas what Nic’s developed with the Aquanauts, it’s all underwater and it’s a de minimis amount of carbon emissions. That checked our Clean Tech box.

More importantly and/or just as importantly for investors, you want to know that you’re going to make people money. This is a company that had a lot of very positive elements to it. This was not a science project. One of our key mandates was, “Let’s find something that’s a real business.” We’re not looking for something that’s in test mode. We want a product that’s proven. We want nothing that’s in development. We want to know that there are customers. We want to know that there’s revenue, which Nauticus all had.

There are significant margins here. In fact, over 60% margins on this because it’s such a change and fundamentally different technology than what’s out there today. Highly disruptive. Then you look at who’s backing it. You have some of the largest players in the space. Schlumberger and Transocean own 50% of this company before this transaction. Those are pretty large players to be backing this. They can each individually use a lot of these products, and so we were very excited about that.

Then, lastly, we came to terms with Nic pretty quickly and had the right mindset. There’s a lot of SPACs out there that try and ring that billion-dollar bell and then they face-plant on day two. That’s not what we’re about. We’re about making long-term, positive, and significant income for our shareholders. Nic and I and our boards were both on board with that approach. We came in with a valuation that we felt collectively was well below where it should have been priced. That gives a chance for investors to all make money here.

Marlena Haddad (SPAC Insider): Then more on the product side, can you get into the differences between your current product models? Just how many do you currently have out there working and what markets are they most prevalent in?

Radford: Yes, absolutely. If you look at the incumbent technology that we feel has the highest probability of change here for about the last 50, 60 years, if you wanted to do a significant amount of things underwater, you either had to use a diver, a human being, or you had to have what they call a remotely-operated vehicle connected with a very large extension cord, this umbilical, to a substantial surface presence, either a ship, a platform, something, right?

That entire string that set up is extremely costly even with a diver because there’s a lot of support on top for the diver. That was the gold standard, the de facto standard of how people would work in the different economies underwater and they’re very vast. A lot of people think, I think, around the oil and gas production that occurs offshore, but there’s an explosion in offshore renewables that are occurring right now.

Fixed wind farms to floating and, heck, even tidal all the way, aquaculture. The rate at which we are actually overfishing the ocean is necessitating an explosion of aquaculture and sustainable fish farming, telecommunications, your port management security, and then, of course, there’s some defense applications for this. There is quite a vibrant market. If you look at the tried-and-true way of working underwater, it’s usually what I had mentioned before.

What we’ve come up with is something that is far less in its footprint, both cost and environmental with emissions, and doesn’t have all the same type of physical infrastructure. I don’t need a three-mile extension cable connected to a very large, expensive surface presence to work underwater. That’s where our advanced technology inspired by space flight robotics really comes in.

We have really adapted that to displace the current offering. There’s a lot of places in the market where, of course, you’re always going to use a vessel, doing construction and decommissioning. You need to put big stuff in the ocean or take big stuff out of the ocean. It does necessitate that. What we feel, whether it’s in energy, renewables or hydrocarbons, where you have things that are already in operation, you get to check on them every once in a while.

You need to check their corrosion. You need to check their production where you actually have to physically interact with the world around you. Our solution based on our fleet that we’ve announced, we think, is going to be what many customers choose given its price point and the reduction of emissions. We’ve built a couple and we’ve got a couple out there already. Their markets are mostly in the government sector right now.

Governments are really good to develop technology with. We’ve had a lot of government support along the way. Governments are great because they’re IP, there’s really pretty favorable IP rights. Beyond the corporate venture capital and another institutional venture capital money that we had raised a priori, we had a lot of government support in a non-diluted fashion.

We’ve been developing out those markets and servicing them. We’ve got the beginnings of that and under contracts with them and that’s going quite well. Basically, what we’re doing now is that we’ve taken that momentum and we’re focusing it into the commercial sector. We’re opening up offices in Europe. Basically, in Stavanger, Norway, and Aberdeen in Scotland. Those are going to be one of our launching points as we announced here recently in a press release that we had come out.

Now, we essentially have the first efforts of what I’ll say our commercial expansion in the international sector. That is in production now basically. In late Q3, early Q4, those will come off the assembly line, go through their commissioning period, and get in the hands of the customers. It’s really exciting period because we’re underway. We actually announced recently as well that we’re going to be building 20 of these systems over the next couple of years.

That’s really just the tip of the iceberg. The market, we’re not even close. 20, maybe even 100 systems. We’re not even in the ballpark of saturating the market, even a couple of percent market share if we had all of them under utilization. What’s amazing about our business is that what we’re competing with was a relatively high price point, but what we’ve created is relatively low cost to operate, which, as Eli mentioned, does leave on the table substantial margin.

Haddad: Got it and then how does all of that compare to competitors and just how fragmented is the market?

Radford: That’s interesting. I would say that the way the current market is structured, it’s not terribly differentiated. When I started thinking about this industry taking this technology moving into it, I didn’t want to go off and be another, say, ROV services company. What I saw there is this race to the bottom on margin. There’s no differentiation. There’s a significant amount of players that all buy the same hardware. They use the same stuff.

The companies themselves, very excellent companies, start to compete with each other on whose logistics train is better than the others on making repairs in the field, right? It isn’t the fact that they have technology that’s differentiating them, causing the operation at a different price point. Customers or procurements of the services, there’s not a lot of differentiation between the different customer groups beyond maybe some historical track record, right? This informs their decision. What we wanted to do was come in at something significantly lower in cost and different that was based on very high, high-tech underpinnings.

I feel like technology is bringing a gun to a knife fight, it’s that asymmetric advantage that allows someone to punch above their weight. That’s how companies grow. That’s how market share gets taken. That’s what I think we’re all pretty excited about, right? We didn’t just go off and try to deploy the same sort of tech that had been done before and go in there and cost it 5% less, right? We’re costing this 50% less and at 50% less, that gives a customer base a significant amount of at least pause and, “Do I go with the traditional folks or do I try this other thing because it is far cheaper?”

Spiro: Nic, if I can just add to that. As part of our diligence, we looked at who else is out there. We saw a number of underwater robotic companies that were out in the market. However, none of them could do anything in the form of work under the water. They could do pictures, videos, surveys, assessment. When it came time to do work, nobody other than Nauticus was out there besides the old incumbents that are the large boats with large umbilicals and that huge cost and infrastructure topside above the water. That’s what we saw as the differentiator. Given that this is a team that’s been together for 20 years, between 13 years at NASA and 7, 8 years here at Nauticus, we think that this team has a very, very strong head start in this space.

Clayton: Yes, it’s interesting. It seems very differentiated from the competition in terms of your revenue model as well. It looks like, moving forward, you’re going to be working transition more and more of your revenue away from pure sales into this robotics-as-a-service model. Can you talk a little bit about how those two revenue streams differ and what’s sort of the payback timeline on your side? What are some of those advantages there?

Radford: The industry already operates in very much an as-a-service capacity. The difference that we’re making is that we abstract a lot of how the job is done away from the end client. Even though there’s rates that clients pay per day for this, per day for that, there’s a whole smorgasbord, right? There’s an a la carte menu of all the different charges that a client would see. Everything from something getting mobilized at a port, getting delayed because of weather, having to add this piece of tooling here and there.

It’s a really complicated pricing. One of our big benefits is we abstract the client away from all of that. It’s a flat fee. I don’t care what you’re asking me to do. The technology is allowing us at such a lower price point that we can make money in all different environments. I can offer a very simple pricing. It’s a flat fee. Doesn’t matter where I’m at. Doesn’t matter anything at all about the job. This is what you pay.

We have seen exceptional reception in that sort of model because they can predict, this is going to be on the outlay. There’s major advantages to that. That is the business model of the company. The governments don’t necessarily operate like that, right? The people that perform the service in the government industries, it’s just not set up the same commercially. Because we have had very good success with government-aligned markets, that sales approach did not exactly model the RaaS aspect of the company, although there’s elements of it.

We got to test a little bit with the market, certain elements of the RaaS model, but the RaaS model was really reserved for the true commercial clients. You’re right. There is a transition occurring there, but we have seen on the flip side, the government doesn’t want to always be the owner of the asset. They don’t want that on their balance sheet. They actually just want the service. You’re going to find, in general, people don’t care all about robots. They don’t care. Now, at the end of the day, they don’t care about robotics.

They only want what the robot does. In effect, we are selling out the action of the robot, right? That is what we offer and the government does have some thinking that says, “Okay, maybe we can buy the action of the robot by the pound as opposed to having to own the asset and then train people to use it,” right? We’re actually seeing some of that in ports. Some of the feedback we’re receiving from very large ports is that maybe the port doesn’t want to own the asset. Maybe they just want to procure the service of monitoring the seabed for ship traffic and X, Y, and Z coming in, right? We’re actually exploring that business model with some of the ports.

Clayton: It’s interesting and it’s interesting how, as you’re getting into there, that some of the dynamics of corporate versus government clients differ, but I imagine also with this model, it would bring you some more visibility into your future revenue streams and how that’s all going to stack up in the years to come. How much visibility do you have at the moment in terms of what you have ahead of you?

Radford: Well, there’s a lot of signaled interest from our customers in way of LOIs and MOUs. It’s hard to order an Uber before it’s off the assembly line, right? There is some element of growth of the company is very much throttled by the timely production of our assets. As they get into service, we’ve disclosed, it’s very public that the launching of the fleet is occurring now that we’ve had some very good early successes.

As Eli mentioned, we’ve been in technology development mode for a very long time. Now, as we emerge from that with a lot of early wins, now is the time to throw gas on the fire, get it off into the commercial markets. We have excellent inroads and early traction. We have contracts with some of the operators right now for the maturation of the commercial kit in their use cases. We have very positive feeling that this is going to get adopted at the pace that we feel. There’s of course risk to that, there’s no doubt about it, right?

There’s a macro. There’s a geopolitical environment that is becoming increasingly more difficult to operate in, things that are just completely outside of my control. A meteor could hit the Earth tomorrow, right? I can’t control that. There are things like that. It is not a time in the world’s history to be shipping things around. Sea freight. Ports are interesting to deal with right now in terms of receiving goods through them. We like where we’re positioned and we feel pretty bullish on the future.

Haddad: Then moving over to the broader market, you estimate a total addressable market of $30 billion and a smaller serviceable obtainable market of $6 billion. Is the gap between those two numbers about geographies or contract types that are difficult to fulfill or technological use cases that require more development?

Radford: Well, by definition, the total addressable market is every instantiation you could think of, of your product offering, whether you were selling all the assets out if you were the complete owner of all the services and every single market and adjacencies and derivatives, right? Since that is impractical, there is a subset of that, which, actually, you can service and based on your business model, you think you could grow into.

Based on how some of these markets are growing, I think offshore wind is an excellent example. There’s about 30 gigawatts roughly speaking in Europe. They’re essentially wanting to double that over the next decade or so. The Biden administration announced there, 30 gigawatts by 2030. That’s going to involve a significant amount of inspection, maintenance, repair activities of these fields.

It’s going to involve a lot of pre-construction activities. Take Europe, for example. One of the biggest things that they do before they build a wind farm is they look for a lot of unexploded ordinance, right? We’ve had a few conflicts in Europe over the years that have left the ocean full of a bunch of things that could go, boom, if you accidentally poke them wrong.

Some of the activities that we have to do underwater is to ensure that where we’re going to put this renewable wind farm is in a safe area. There’s a lot of work that’s occurring underwater and offshore renewables is instigating a lot of that. If you look at growth in the markets, what we feel, our company is well-positioned to handle both in the government sphere as well. The government is a non-trivial market here and I think that maybe it even gets overlooked, but there’s a defense component to this. There’s 800 major ports worldwide. It’s an enormous sphere. The blue economy being in total, a multi-trillion dollar economy. There’s a lot of ways in which our company is going to play in that economy with these underwater technologies.

Spiro: The use cases here are really abundant. There are just so many of them. Really, I think the question is, Nic, how quickly can you build a large fleet here?

Radford: Yes, exactly. I’ve asked Eli for a lot of money, which he’s delivered on. When Eli and I first came together debating this, we thought about, “Does being a public company make a lot of sense for us?” Because the markets that we’re in and the clients that we have are very large other public companies, this is a very B2B business-oriented outlook that the staying power of the public company really helps.

In our customer’s eyes, the flexibility of being a public company with different kinds of financing all the way to capital raising, there’s a tremendous amount of flexibility there that our customer base appreciates. We did see early on in the very genesis part of us as an early private startup that even though we had a really excellent idea and even some good technology, why am I going to use you over the next person? You guys have only been here a few years. You’re going to be out of business next year. Why would I invest all this time in you when I have no certainty that you’re going to be able to deliver the service, right?

Spiro: There’s the risk of reliance and this public market position creates that credibility that you need.

Radford: Exactly, and so that fed significantly into our idea of why we wanted to be a public company.

Haddad: Got it. Then given that some of your hardware ideas likely come from space, do you think you would ever consider returning to that market or any on-land robotics applications?

Radford: Yes, I think because so many of our early joiners were former NASA roboticists, it’s hard to take the space out of the kid. I think everyone generally has that love for that outer space feeling, right? I wouldn’t rule it out, but I can assure you that we are pretty focused, especially in the short term that we feel just as much love towards the Earth’s inner space. I’ve flown hardware in space, right? We’ve put robots on the space station. There’s a really cool feeling that you get doing that.

When you’re in the control center and you’re sending out commands on a laptop and your robot does this on the space station, you feel really cool about it. I have yet to ever feel that anywhere else in my life besides when our robots are operating underwater far away from us. It just feels exactly just the same. We are the company, the mission that the staff inspired every single day on this ocean domain mission, just exactly as it was space, but we have created some really excellent IP that I think could make a difference back in outer space if we wanted to angle the company toward that as we knock down our primary mission.

Clayton: Great. On the SPAC side of things, Eli, I just wanted to ask you about your impression of the search process in general through what has been a really up-and-down year for SPACs. You announced this deal at a time when the PIPE market was already tightening, but you managed to get that done. Just in general, what has it been like pulling together a deal on this market and now working through it to close?

Spiro: Definitely a challenge at the outset. We looked at it very systematically and said, “We don’t want to be in a position where we’re out there looking for capital to try and get a deal closed.” It just changes the dynamic. We purposely went out and raised all the money that we needed for Nic in order to execute on this business plan. That’s why we didn’t announce our transaction until we had the PIPE fully raised. That was number one.

That puts us in a very different position from a lot of the SPACs that are out there who are looking for PIPE dollars right now and having to cut deals that just don’t make sense for them or their shareholders. That’s number one. Number two, as I mentioned earlier, we came to an agreement with Nic on the valuation here to come in well below where we think the fair value should be, again, in order to make this a no-brainer for investors to come in and look at it relative to had we priced it at the peak. Those are two of the key components.

Also, I think I’d say that when you think about companies like this and in this environment, you have to look at companies that are ripe and ready for going public. There’s a lot of companies out there that, as I mentioned earlier, are really science projects and they just don’t belong in the public forum. This is a company that is strong, that has its product out there, that has the revenue, that has a customer base, that has very, very strong, near-term projections. I think that makes a big difference.

Clayton: Great. Can you also just talk a bit about your existing shareholder base and their long-term view of the company as it goes public?

Spiro: Yes. Nic, I’ll turn it over to you in a second. The key difference, I think, between this transaction and some of the others that are out there is a lot of the de-SPAC transactions are effectively a liquidity event for shareholders. Existing shareholders who might have gotten into the seed round or the seed-plus round or the A round or the B round, they got in at the equivalent of 25¢, 50¢, $1, or $2 relative to that $10 standard SPAC price.

A lot of them are unrestricted. They can sell the day after the de-SPAC and they do that. That’s why a lot of these SPACs drop in value because you have investors that are looking at a multiple of their original capital and this is their liquidity event. Very different over here where we have the shareholder base that’s very concentrated are all long-term in mindset and are restricted at the outset. I think that will make a big difference.

Radford: Yes, that’s an excellent analysis. I think it’s reflected in their support of the PIPE. I feel like further to what Eli said, if they were just looking to exit the company and viewing this as a liquidity event, now that there is liquidity in the stock, which you don’t get as easily or, if at all, in private, I don’t think we would have seen such strong support from the strategic shareholders of the company in general.

They came in in the PIPE. They were extremely supportive. All of our existing shareholders that had strategic interest in the company participated. I think that speaks volumes to their outlook, to the usefulness of the technology. I won’t speak directly for them, of course I cannot. My impression is through their action has shown significant, long-term support of the outlook of the company.

Clayton: Certainly. Those PIPEs are very important as we’ve seen following a broad variety of SPACs going towards their closing timeline these days. On that note, Eli, can you speak to how confident you are in meeting the deal’s minimum cash condition? What are some of the other ways that this deal aligns the interests of both your team and Nic’s?

Spiro: Sure, so the PIPE has been spoken for. The PIPE that we raised was enough to cover all the closing costs plus the minimum cash conditions required. With that, we’re basically just working with the SEC here to conclude our review process of our S-4 and then move forward with the transaction. The dollars are spoken for and committed from the investor base. In terms of how we’re aligned, again, I think it goes to long-term value relative to what’s out there. With the right mindset, we have a very similar view as to creating shareholder value for all shareholders, not just the original shareholders, the early shareholders, but for new shareholders who come in now.

Haddad: On that note, Nic, how did you ultimately decide to go with the SPAC deal over other financing options? What benefits do you see Nauticus receiving from the CleanTech team and its experience?

Radford: Eli was giving out the most $100 Amazon gift cards. You think I’m kidding. That’s my answer. Let’s see, jeez. Eli, once you meet him and you spend more than five minutes with him, you want to be in business with him. It was really difficult, given everything that you were reading as the SPAC market was starting to churn and the public market in general, frankly, you started sensing, “Which deal is going to be right for us?” We did think about staying private. We thought about just raising a large round staying private.

For the reasons I mentioned previously, being public company has its advantages, especially to our clients. It was like, “Okay, who?” We had several term sheets from other SPACs, and so we were trying to pick one. His integrity, it just oozes out of him. When you’re trying to discern between who you’re going to take a very long journey with, there’s going to be ups and downs. For sure, ups and downs, right? I couldn’t think of anyone else I would rather be working with daily through this sort of delicate and sensitive trajectory than with Eli. It was actually a pretty easy choice.

Haddad: Then in the current climate, the market seems to be highly focused on cash generation and Nauticus initially forecasted positive EBITDA in 2023. Can you talk a bit about that path to profitability? Where are you most focused on increasing your margins moving forward?

Radford: There’s clearly an environment where costs are increasing, right? Just every single day, you read about something, whether it’s a supply chain, it’s a material that only Russia produced. Who knew? It’s the realities of, actually, the public transaction, right? I think we’re still going to end up pretty well this year even with that sort of churn and that difficulty. There is an absolute macroeconomic environment.

We see it every day in the market. We hear about it every day in the market. War can be not so great for investor confidence. We are dealing with some interesting terms. Our business, which happens to be aligned not only with energy transition but also conventional energy and has an element that can be leveraged in the defense world, those are three markets that are doing pretty well right now.

Eli once asked me. He’s like, “What’s the worst thing you think can go wrong?’ I was like, “It takes six months longer than we think.” He’s like, “That’s it?” I don’t have a crystal ball. I can’t see the future, right? We have a floor. Our downside’s fairly protected in the business. We’ve got the right product. We’ve got the right idea. We got the right markets. Does it take six months longer than I have anticipated? Maybe. Things are looking pretty damn good right now.

Haddad: Then for Eli, given that many of Nauticus’ listed competitors are early-stage companies in a cash burn mode, how did you think about valuation when putting the deal together?

Spiro: Again, we looked at the comps. If you look at our investor presentation, we saw the range given, EBITDA multiples, revenue multiples, going out a couple of years that the range was about $1 billion to $3 billion in valuation. We said, again, let’s look at a number that’s well inside of that. We came in at $300 million pre-money. We should make a very easy decision for investors to look at this and say, “There clearly is upside here.” Now, that’s an investor decision that they have to make, but we’re trying to make it easy for them.

Clayton: Nic, you’ve been working on very cool technology for your entire career, obviously, in space. Now, underwater. Just on the technical side, I know you have a lot of exciting things that are right in front of you in terms of your rollout right now. Just technologically, what are some of the things that you’re most excited about in this space that you’re attacking?

Radford: I think there’s an electrification occurring underwater that it’s really fun, right? This autonomous system deployment and this electrification. For a while, the ocean environment was left behind in that thinking, that race, right? Electric cars were all the talk now, electric aviation, electric taxis. We have the whole terrestrial and aerial environment understood and dominated, but transition back to the ocean community, and things are really messy, hydraulics, antiquated equipment, heavy construction stuff, right?

To be part of, and on the leading edge of, that electrification and deployment of autonomous systems in the ocean environment and be one of those, I think, early, not to overuse the word, but pioneers, we’re telling an industry and the market, “Hey, guys, I know you’ve been here for a while. You’ve been doing this a certain way, but we think there’s another way, right? We think there’s an alternative here and we think it could still be very profitable, right?” To be on that leading edge, it’s quite exciting. Very exciting.

Clayton: Great. Lastly, just before I let you guys go, Eli, could you provide our listeners on just any update at all you have in terms of the timeline of the transaction moving forward?

Spiro: Sure. Originally, we said we were targeting a close by the end of the second quarter. Obviously, we’re getting very close to that tomorrow. We haven’t had our S-4 effective yet. Look, that’s an SEC review process. We’re in the middle of that. We’re moving along that timeline. We’re confident we’re going to get to closing. The ball is in SEC’s court in terms of really pushing that further, but we’re going to get there pretty soon.

Clayton: Great. Well, it’s certainly going to be fun to watch you guys as you get that thing to close and getting those robots-as-a-service out there. As you mentioned, there are really very few things cooler than robots deep underwater doing work. It’s been a great time talking to both of you. Thanks so much for being on.

Spiro: Thanks for having us.